FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated February  22, 2005

Commission File Number 1-15148

PERDIGÃO S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                                                                               Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 22, 2005

PERDIGAO S.A.

		By:	/s/ Wang Wei Chang
			Name:	Wang Wei Chang
			Title:	Director/Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1.	Press release dated February 21, 2005

99.2	Press release dated February 21, 2005 “Perdigao reports an all-time record growth in profits of 139.3%”

99.3	Financial statements years ended December 31, 2004 and 2003 with report of Independent Auditors

99.4	DFP for the period ended December 31, 2004

99.5	Minutes dated February 10, 2005